Alberta Securities Commission Autorité des marches financiers British Columbia Securities Commission Ontario Securities Commission Toronto Stock Exchange

Subject	Platinum Group Metals / Revised Technical Report – Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd

Dears Sirs/Mesdames:

I, S. Byron V. Stewart, P.Eng., a registered professional engineer with the Association of Professional Engineers and Gesoscientists of BC, Lic. No.11414), am the co-author of the technical report entitled “Updated Technical Report (Updated Feasibility Study) – Western Bushveld Joint Venture – Project 1 - Elandsfontein and Frischgewaagd”, dated 20 November 2009 (the “Report”) and amended 10 June 2009 and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I have further consented to the company filing the report on SEDAR.

Dated this 25h day of November, 2009

SIGNED

“Original Document signed and sealed by

S.	Byron V. Stewart, P.Eng.”
S. Byron V. Stewart, P.Eng.

Consultant Wardrop Engineering Inc.